
TERM SHEET
FOR SERIES A-1 PREFERRED STOCK FINANCING OF
ATREYU GROUP HOLDINGS CORPORATION

FEBRUARY 2021


This Term Sheet summarizes the principal terms of the Series A-1 Preferred Stock Financing of Atreyu Group Holdings Corporation, a Delaware corporation (the "**Company**") under Regulation Crowdfunding promulgated under the Securities Act of 1933, as amended (the "**Offering**"). No legally binding obligations will be created until definitive agreements are executed and delivered by all parties. This Term Sheet is not a commitment to invest or to issue securities, and is conditioned on the completion of due diligence, legal review and documentation that is satisfactory to the Investors and to the decision of the Company to accept subscriptions. This Term Sheet shall be governed, in all respects, by the laws of Delaware.

<u>Offering Terms</u>

Company:	The issuer is Atreyu Group Holdings Corporation, a Delaware corporation.
Portal:	The funding portal is Wefunder Portal LLC (the "**Portal**"), a funding portal member of the Financial Industry Regulatory Authority that is registered as a funding portal with the U.S. Securities and Exchange Commission. The Company will pay the Portal a cash commission of 7.5% on funds raised in the Offering; provided, however, that such commission will be paid by the Company, instead, to Advisory Group Equity Services (d/b/a RHK Capital) ("**RHK**"), an SEC registered broker-dealer and member of the Financial Industry Regulatory Authority, with respect to investors who invest $25,000 or more and are referred to the Portal by RHK.
Purchasers:	Accredited and non-accredited investors approved by the Company and the Portal (the "**Purchasers**").
Securities to be Sold:	Shares of the Company's Series A-1 Preferred Stock (the "**Series A-1 Preferred**") having the relative rights and preferences described in this Term Sheet shall be sold to the Purchasers in an offering that is exempt from the registration requirements of the Securities Act of 1933, as amended, under Regulation Crowdfunding promulgated thereunder.
Amount Raised:	A minimum of $49,989.12 (the "**Minimum Amount**") and up to a maximum of $1,069,996.80; provided, however, that the minimum amount that any investor may invest is $471.04.
Closing Date:	Subject to raising the Minimum Amount, the Company and the Portal shall hold one or more closings of the transactions contemplated by this Term Sheet (each a "**Closing**" and, collectively, the "**Closings**")

on such date or dates as they may mutually determine. The date upon which a Closing occurs is referred to as a "**Closing Date**."

Price Per Share: $29.44 per share (the "**Original Purchase Price**").

Capitalization: The Company's capital structure, before and after the Closing, is set forth on Exhibit A.

CHARTER

Dividends: Holders of the Series A-1 Preferred shall be entitled to receive dividends declared and paid on the Common Stock of the Company, on an as-converted-to-common basis. The Series A-1 Preferred will not accrue a periodic, preferred dividend.

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, the proceeds shall be paid as follows:

First, on a pro-rata and *pari passu* basis, (i) 100% of the original issue price (plus any dividends then accrued and yet unpaid) on each share of Series A Preferred Stock and (ii) the purchase price plus accrued, but unpaid mandatory dividends, payable to certain holders of 17,919 shares of Common Stock (the "**Premium Common Stockholders**") pursuant to an agreement between the Company and such holders of Common Stock as described in footnote 1 to **Exhibit A** to this Term Sheet;

Second, if greater than the amount that the Series A-1 Preferred would receive, on an as-convered-to-common basis (under the following paragraph), 100% of the Original Purchase Price on each share of Series A-1 Preferred, plus accrued but unpaid, dividends thereon, if any; and

Third, pro-rata to all holders of Common Stock, including the Premium Common Stockholders, and Preferred Stock (on a fully-converted basis), excepting the Series A-1 Preferred, if holders thereof have availed themselves of the liquidation preference described in the preceding paragraph.

A merger or consolidation (other than one in which stockholders of the Company own a majority, by voting power, of the outstanding shares of the surviving or acquiring corporation) and a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company will be treated as a liquidation event, thereby triggering payment of the liquidation preferences described above.

Antidilution Protection: Standard (weighted-average) antidilution protection (with conventional exceptions for, among other things, employee

incentives, conversion of preferred stock, the exercise of options or warrants or approval of a majority of the Board).
.

Voting Rights:

Holders of the Series A-1 Preferred shall vote, on an as-converted basis, together with the Common Stock and the other series of Preferred Stock, and not as a separate class, except as required by law. The Company's charter will provide that the number of authorized shares of Common Stock may be increased or decreased, with the approval of a majority of the Preferred and Common Stock, voting together as a single class, and without a separate class vote by the Common Stock.

Optional Conversion:

Holders of the Series A-1 Preferred may voluntarily convert their shares to Common Stock, on a 1:1 basis, at any time, subject to adjustments for stock dividends, splits, combinations and similar events and for diluting issuances.

Mandatory Conversion:

Each share of Series A-1 Preferred shall automatically be converted into Common Stock, at the then applicable conversion rate, (i) in the event of the closing of an underwritten public offering of the Company's Common Stock, or (ii) upon the written consent of the holders of no less than 50% of the Series A-1 Preferred.

STOCK PURCHASE AGREEMENT

Representations and Warranties:

Standard representations and warranties by the Company.

Conditions to Closing:

Standard conditions to Closing, which shall include, among other things, the filing of an Amended or Restated Certificate of Incorporation, establishing the rights and preferences of the Series A-1 Preferred.

Custodian:

XX Investments LLC, an SEC registered transfer agent, acts as custodian for the Series A-1 Preferred Stock (the "**Custodian**"). This means that Purchasers do not actually possess the Series A-1 Preferred Stock. Instead, the Custodian holds it on the Purchaser's behalf. In addition, all voting rights are held by the Custodian, which must vote as directed by the Lead Investor. The Lead Investor has vetted the Company and decided to invest on the same terms as those offered to Purchasers. The Lead Investor directs the voting power of all Series A-1 Preferred Stock sold in the offering.

Pre- and Post-Financing Capitalization (as of February 14, 2021)

Security	Pre-Financing		Post-Financing	
	Shares	%	Shares	%
Common Stock[1]	17,919	2.2	17,919	2.1
Equity Incentive Reserve[2]	242,757	29.8	242,757	28.5
Common Stock Warrants[3]	11,650	1.4	11,650	1.4
Series A Preferred Stock	542,864	66.6	542,864	63.8
Series A-1 Preferred Stock[4]	--	--	36,345	4.3
TOTAL	815,190	100.0	851,535	100.0

---

[1] By contract with the Company, the holders of such shares shall be entitled to an accruing dividend of 4% per annum, and to participate, pari passu, with holders of the Series A Preferred Stock, upon liquidation.

[2] Consists of (a) 206,463 shares reserved for issuance under the Company's 2021 Equity Incentive Plan (the "Plan"), none of which underlie existing grants at February 14, 2021, and (b) 36,294 shares of Common Stock underlying option grants made prior to the adoption of the Plan (such options having a weighted-average exercise price of $1.07 per share).

[3] Such Warrants have a weighted-average exercise price of $8.04 per share.

[4] Figures assume the maximum subscription of $1,069,996.80.